EXHIBIT 1
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                       [GRAPHIC OMITTED][COMPANY LOGO]

                       HARVEST ENERGY TRUST - NEWS RELEASE
                           (HTE.UN - TSX; HTE - NYSE)

                HARVEST ENERGY TRUST ANNOUNCES THIRD QUARTER 2005
                         FINANCIAL AND OPERATING RESULTS

CALGARY, NOVEMBER 9, 2005 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces its operating and financial results for the three and nine month periods ended September 30, 2005. All figures quoted in this release are Canadian dollars unless otherwise stated.

THIRD QUARTER HIGHLIGHTS:

  o Highest quarterly funds flow from operations in the Trust's history of $103.5 million or $2.14 per trust unit (basic), representing a 62% increase over the second quarter of 2005 and a 51% increase over the same period in 2004;

  o Hay River acquisition completed on August 2, 2005, complementing Harvest's existing Northern core area with 5,200 BOE/d of medium gravity crude oil;

  o Payout ratio of 45% based on declared distributions of C$0.95 during the quarter. Our low payout ratio affords us the financial strength to fund our distributions and capital program as well as reduce debt in future periods;

  o $33.6 million invested in our capital development program during the quarter, with approximately 64% allocated to drilling. Harvest drilled 20 net wells during the quarter and achieved a 98% success rate;

  o   Debt to third quarter annualized funds flow ratio is 1.0 times;

  o Operating netbacks improved 53% over the second quarter of 2005 and 53% over the third quarter of 2004 as a result of higher commodity prices, narrowing heavy oil differentials, and the higher priced medium oil production from Hay River;

  o Production volumes averaged 37,549 barrels of oil equivalent per day (BOE/d), 52% higher than the same period in the previous year and 9% higher than the second quarter of 2005;

  o Operating expenses were $8.96/BOE in the third quarter of 2005, which are lower than our second quarter 2005 expenses ($9.08/BOE), but do not yet fully reflect the asset optimization anticipated with Hay River;

  o Extended our 10,000 bbl/day heavy oil differential hedge through the end of 2006 at an effective 28.7% differential to the benchmark West Texas Intermediate (WTI) price. Our differential hedges should allow us to continue to realize similar differentials as those experienced in the third quarter on our heavy oil sales;

  o Realized hedge losses per BOE were lower than the previous quarter and prior periods, despite WTI increasing more than U.S.$10 per barrel in the quarter. Third quarter realized hedge losses were $6.85/BOE, compared to $7.49/BOE in the second quarter of 2005 and $7.22/BOE in the third quarter of 2004, which reflects the participating nature of our oil price hedges;

  o NYSE listing completed in July, resulting in a three-fold increase to liquidity and improved access to U.S. financial markets;

  o Secured additional power hedges in 2007 and 2008 at a price of $55 per megawatt hour (MWh) on approximately 60% of our anticipated power consumption (2006 - 83%). This provides further protection as power costs increase due to rising natural gas prices.

PRESS RELEASE                                                   NOVEMBER 9, 2005
HARVEST ENERGY TRUST               PAGE 2 OF 5


THIRD QUARTER FINANCIAL AND OPERATIONAL SUMMARY

The table below provides a summary of Harvest's financial and operating results for the three and nine month periods ended September 30, 2005 and 2004. Our complete consolidated financial statements with accompanying notes and our Management's Discussion and Analysis (MD&A) will be available tonight on the "Financial Information - Quarterly Reports" section of Harvest's website (www.harvestenergy.ca) and filed on SEDAR (www.sedar.com).

($000'S, EXCEPT WHERE NOTED)                      Three months ended September 30         Nine months ended September 30
-------------------------------------------------------------------------------------  -------------------------------------

FINANCIAL                                               2005         2004      Change           2005         2004       Change
-------------------------------------------------------------------------------------  ---------------------------------------
Revenue, net of royalties                            169,654       85,096         99%       399,848       168,856         137%
Net income (loss)(5)                                  52,862        1,740       2938%        29,308          (359)         --
     Per Trust Unit, basic(5)                       $   1.09     $   0.06       1724%      $   0.66      $  (0.02)         --
     Per Trust Unit, diluted(5)                     $   1.08     $   0.06       1700%      $   0.64      $  (0.02)         --
Funds flow from operations(4,5)                      103,508       41,267        151%       213,412        72,372         195%
     Per Trust Unit, basic(4,5)                     $   2.14     $   1.42         51%      $   4.78      $   3.46          38%
     Per Trust Unit, diluted(4,5)                   $   2.09     $   1.12         87%      $   4.55      $   2.59          76%
Distributions per Trust Unit, declared(6)           $   0.95     $   0.60         58%      $   2.15      $   1.80          19%
Distributions declared                                46,691       18,434        153%       108,957        39,740         174%
Payout ratio(2,4)                                         45%          45%         0%            46%           55%         (9%)
Capital asset additions (excluding acquisitions)      33,594       13,182        155%        84,007        31,695         165%
Net acquisitions                                     209,666      513,815        100%       239,296       590,942         (60%)
Net debt(3,4)                                        418,169      403,372          4%       418,169       403,372           4%
Weighted average Trust Units outstanding, basic       48,306       29,058         66%        44,612        20,938         113%
Weighted average Trust Units outstanding, diluted     49,365       29,700         66%        45,719        20,938         118%
Trust Units outstanding, end of period                51,558       36,875         40%        51,558        36,875          40%
Trust Units fully diluted(7), end of period           55,680       44,851         24%        55,680        44,851          24%

OPERATING
-------------------------------------------------------------------------------------  ---------------------------------------
Daily sales volumes
     Light oil (bbl/d)                                10,076        9,087         11%         9,949         6,461          54%
     Medium oil (bbl/d)                                8,792        5,416         62%         6,669         4,553          46%
     Heavy oil (bbl/d)                                13,735        7,894         74%        13,906         6,271         122%
     Natural gas liquids (bbl/d)                         850          377        125%           810           190         326%
     Natural gas (mcf/d)                              24,574       11,909        106%        26,839         5,049         432%
-------------------------------------------------------------------------------------  ---------------------------------------
Total (BOE/d)(1)                                      37,549       24,759         52%        35,807        18,317          95%

OPERATING NETBACK(4) ($/BOE)(1)
-------------------------------------------------------------------------------------  ---------------------------------------
Revenues                                               60.39        44.83         35%         49.27         40.43          22%
Realized loss on derivative contracts                  (6.85)       (7.22)        (5%)        (6.76)        (7.52)        (10%)
Royalties                                             (11.28)       (7.47)        51%         (8.37)        (6.78)         23%
     As a percent of revenue (%)                        18.7%        16.7%         2%          17.0%         16.8%          0%
Operating expense(8)                                   (8.96)       (8.34)         7%         (8.87)        (9.22)         (4%)
-------------------------------------------------------------------------------------  ---------------------------------------
Operating netback(4)                                   33.30        21.80         53%         25.27         16.90          50%
-------------------------------------------------------------------------------------  ---------------------------------------

NOTE 1   NATURAL GAS CONVERTED TO BARREL OF OIL EQUIVALENT (BOE) ON A 6:1 BASIS.
NOTE 2 RATIO OF DISTRIBUTIONS, EXCLUDING SPECIAL DISTRIBUTION, TO FUNDS FLOW FROM OPERATIONS. IN THE THIRD QUARTER, REFLECTS DISTRIBUTIONS DECLARED OF $0.25 (JULY) AND $0.35 (AUGUST AND SEPTEMBER) PER UNIT.
NOTE 3 NET DEBT IS BANK DEBT, SENIOR NOTES, EQUITY BRIDGE NOTES, CONVERTIBLE DEBENTURES AND ANY WORKING CAPITAL DEFICIT EXCLUDING THE CURRENT PORTION OF DERIVATIVE CONTRACTS, FUTURE INCOME TAX AND THE ACCOUNTING LIABILITY RELATED TO OUR TRUST UNIT INCENTIVE PLAN..
NOTE 4 THESE ARE NON-GAAP MEASURES; PLEASE REFER TO "CERTAIN FINANCIAL REPORTING MEASURES" INCLUDED IN OUR MD&A.
NOTE 5 PRIOR YEAR RESTATED TO REFLECT ADOPTION OF NEW ACCOUNTING STANDARDS WITH RESPECT TO EXCHANGEABLE SHARES AND FINANCIAL INSTRUMENTS. SEE NOTE 2 TO THE CONSOLIDATED FINANCIAL STATEMENTS.
NOTE 6   AS IF THE TRUST UNIT WAS HELD THROUGHOUT THE PERIOD.
NOTE 7 FULLY DILUTED UNITS DIFFER FROM DILUTED UNITS FOR PURPOSES OF CALCULATING EARNINGS PER UNIT AND FUNDS FLOW PER UNIT, AND IS MEANT TO REFLECT THE NUMBER OF UNITS WHICH WOULD BE OUTSTANDING IF ALL POTENTIALLY DILUTIVE ELEMENTS WERE EXERCISED. FULLY DILUTED INCLUDES TRUST UNITS OUTSTANDING AS AT SEPTEMBER 30 PLUS THE IMPACT OF THE CONVERSION OR EXERCISE OF EXCHANGEABLE SHARES, TRUST UNIT RIGHTS AND CONVERTIBLE DEBENTURES IF CONVERTED AT SEPTEMBER 30.
NOTE 8 INCLUDES REALIZED GAIN ON ELECTRICITY DERIVATIVE CONTRACTS OF $0.43 ($0.24 - 2004) AND $0.18 ($0.29 - 2004) FOR THE THREE AND NINE MONTH
         PERIODS ENDED SEPTEMBER 30, 2005 AND 2004, RESPECTIVELY.

PRESS RELEASE                                                   NOVEMBER 9, 2005
HARVEST ENERGY TRUST               PAGE 3 OF 5


THIRD QUARTER MESSAGE TO UNITHOLDERS

During the third quarter, we enjoyed another successful period of growth and development as we increased distributions and continued to build the Trust's assets for future performance. We achieved significant per unit distribution increases, strengthened our asset base and financial structure and achieved the highest quarterly funds flow from operations in Harvest's history at $2.14 per basic trust unit (an increase of 62% over the second quarter of 2005).

Specific highlights during the quarter include increasing our monthly distribution by 75% while still retaining a low payout ratio of 45%; investing $33.6 million in property enhancement activities, which included drilling 20 wells with a 98% success rate; closing the Hay River property acquisition and concurrent financing; listing our trust units for trading on the New York Stock Exchange (NYSE); and implementing an enhanced Distribution Reinvestment, Premium Distribution(TM), and Optional Trust Unit Purchase Plan for our Canadian resideNT unitholders. Each of these initiatives contributed to the long-term sustainability of Harvest.

On August 2, we added approximately 5,200 barrels of oil equivalent per day (BOE/day) of crude oil from the Hay River, B.C. property acquisition. A full quarter's impact from Hay River will be reflected in Harvest's fourth quarter results. Hay River is an excellent fit with our existing portfolio, and enhances our already significant development inventory. Furthermore, Hay River's lower operating costs and premium price realizations relative to the benchmark for medium gravity crude oil help to strengthen our overall corporate netbacks. We anticipate significant drilling activity (approximately 30 wells) in the area during this winter drilling season.

Our commitment to sustainability is supported by our strong financial position. We believe that we can maintain our C$0.35 per trust unit monthly distribution level through a downturn in oil prices due to our low payout ratio and our hedging program. Our hedging strategy underpins our cash flow and provides stability during volatile crude oil price environments by providing downside protection while allowing for upside participation. For example, Harvest's 2006 hedging program would enable us to sustain the current monthly distribution level of $0.35 per unit, finance a significant capital program, and generate an annual payout ratio of approximately 75% even if crude oil prices should drop to U.S.$40 per barrel for all of 2006. We have not hedged any of our natural gas production, and therefore have fully benefited from rising natural gas spot prices in Alberta.

Our capital development program, which is designed to replace naturally declining production and reserves by making prudent investments in low-risk property enhancement projects, further demonstrates our commitment to sustainability. During the third quarter, Harvest invested approximately $33.6 million in our capital development program, with 64% of that amount allocated to drilling. Our third quarter drilling activities were focused in Southern Alberta and Saskatchewan, where we drilled 7 and 11 net wells, respectively. We also drilled one well in each of East Central and North Central Alberta, for a total of 20 net wells in the quarter, and achieved an overall success rate of 98%. We expect to drill approximately 90 net wells in 2005, while continuing to dedicate resources to our ongoing optimization and efficiency projects. We will continue to focus on operating efficiency measures in our capital program, and remain committed to operating cost reductions. Operating costs have increased due to very significant power price increases impacting our small unhedged power volume requirement.

During the quarter, we invested in optimization projects such as a water handling expansion at Chauvin to add pumping capacity, and the deepening of injection wells at Hayter, Big Marsh and Moose Valley to improve the efficiency of water reinjection at these properties. Infrastructure additions were also completed during the quarter, with a satellite field treating facility added in Hazelwood, and a fluid processing facility installed in West Provost. Subsequent to the end of the quarter, we expanded our 2005 capital budget to approximately $130 million to pursue additional value adding projects identified by our operational teams. This reflects the second supplement to our 2005 capital program as our technical teams were able to identify and support solid economic investment opportunities as their knowledge of our properties has matured. The full impact of this optimization capital is expected to be realized as the majority of the new production comes on-line during the first quarter of 2006. We are also finalizing our operating budget for 2006, which is expected to be complete by early December, after which time we will be providing our guidance for 2006.

Third quarter production volumes averaged 37,549 BOE/d, and include the addition of the Hay River production from August 2 through September 30. Several factors combined during the quarter to result in lower realized oil production relative to capacity. An unscheduled outage and subsequent repairs at our Suffield property impacted production for 6 days, and production was further impacted by wet ground conditions in Alberta and Saskatchewan delaying completion of scheduled workovers and other projects. However, the impact of these items was partially mitigated by new drilling activity in our Hazelwood and East Hayter areas where production was initiated sooner than expected. Our third quarter operating expenses were $8.96 per BOE and reflect the rising cost environment and short-term production outages. This is slightly less than the second quarter ($9.08/BOE), but still higher than we believe is achievable with our asset base.

PRESS RELEASE                                                   NOVEMBER 9, 2005
HARVEST ENERGY TRUST               PAGE 4 OF 5


We also strengthened our capital structure during the quarter by concluding a financing of 6.5 million trust units at $26.90 for $175 million, and $75 million of 6.5% convertible debentures with a conversion price of $31.00. The proceeds from this offering were primarily used to repay bank debt incurred in acquiring the Hay River property. By the end of the quarter our net debt was reduced to approximately $418 million from $437 million at the end of the second quarter, and we increased annualized funds flow from operations by $183 million. This has resulted in quarter end net debt to annualized funds flow of 1.0 times - a figure that reinforces our strong capital structure and is in line with our peers. Harvest units also realized a dramatic improvement in trading liquidity with a listing on the NYSE. Total trading volumes increased by 194% relative to the second quarter.

With our current capital structure and approximately $350 million of undrawn borrowing capacity, we are well positioned to take advantage of any acquisition opportunities that may arise. Our criteria for acquisition opportunities include return on equity and upside potential. We are not limited to a narrow range of property types, commodity types or RLI. We have the advantage of remaining opportunistic toward the acquisition marketplace due to our deep portfolio of future development opportunities that currently offers several years of drilling locations.

For 2005, we anticipate production volumes to average between 36,250 and 36,750 BOE per day, operating expenses of $8.75 to $9.00 per BOE, development capital expenditures of approximately $130 million, and cash G&A (before unit right compensation expenses) between $1.00 and $1.10 per BOE.

Harvest has positioned itself with a strong balance sheet, significant commodity price protection and a large undrawn debt facility to allow us to be opportunistic. We have a solid asset base, a prudent risk management program, a strong capital structure, and a dedicated team. With these fundamentals, Harvest will continue to focus on long-term sustainability and our goal of maintaining or increasing funds flow per unit.

GOVERNMENT POLICY INITIATIVES

In a consultation paper issued on September 8, 2005, the Canadian Federal Government expressed concerns about several economic policy issues arising from the recent proliferation of income trusts in Canada. These concerns included the impact on the Canadian economy and possible reductions to overall federal tax revenues. The Government has requested comments and feedback from interested stakeholders regarding the tax treatment of income trusts by December 31, 2005. The government of Alberta has expressed similar concerns regarding the impact of energy trusts on tax revenues, although it has acknowledged the benefits to Alberta and the energy industry in general arising from energy trust investment activity.

Energy income trusts fill a vital and active role in the Canadian energy sector. The current tax treatment of energy trusts is crucial to enable the Canadian energy industry to attract the capital necessary to meet Canada's current and future energy needs. Energy trusts also provide a ready source of capital to more conventional exploration focused oil and natural gas corporations through acquisitions and further development of their mature properties. Harvest is working to ensure that its views and the views of its unitholders are represented to both the provincial and federal governments, through support given to industry associations.

We encourage existing or potential unitholders and other stakeholders who wish to voice their support for the preservation of the current income trust taxation structure to contact the Department of Finance via the following Web site: www.fin.gc.ca/admin/contact-e.html. Alberta resident unitholders can contact their Member of Legislative Assembly (MLA) via the following website http://www.assembly.ab.ca/net/index.aspx?p=mla_home to provide feedback on the Alberta government's concerns with respect to trusts. Harvest's website at www.harvestenergy.ca includes a list of contact information for all Canadian Members of Parliament (MP) and we encourage all Canadian resident unitholders to contact their MP to express their views.


THIRD QUARTER 2005 CONFERENCE CALL AND WEBCAST

Harvest will be conducting a conference call for interested analysts, brokers and investors regarding our third quarter 2005 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on November 10th, 2005.

Callers may dial 1-877-888-3855 (international callers or Toronto local dial 416-695-6622) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-866-518-1010 (international callers or Toronto local dial 416-695-5275). No passcode is required.

Webcast listeners are invited to go to the Investor Relations - Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest Energy Trust is a Calgary based energy trust actively managed to maintain or increase cash flow per unit through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest

PRESS RELEASE                                                   NOVEMBER 9, 2005
HARVEST ENERGY TRUST               PAGE 5 OF 5


trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". The outstanding Trust Units of Harvest Energy Trust more likely than not will be properly classified as equity rather than as debt for U.S. federal income tax purposes. Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

INVESTOR & MEDIA CONTACTS:
-------------------------------------------------------------------------------
     JACOB ROORDA
      President              CORPORATE HEAD OFFICE:
                             Harvest Energy Trust
--------------------------   2100, 330 - 5th Avenue S.W.
      DAVID RAIN             Calgary, AB   Canada   T2P 0L4
 Vice President & CFO
                             PHONE: (403) 265-1178
--------------------------   TOLL FREE: (866) 666-1178
      CINDY GRAY             Fax: (403) 265-3490
  Investor Relations &       EMAIL:   information@harvestenergy.ca
 Communications Advisor      WEBSITE: www.harvestenergy.ca
  gray@harvestenergy.ca
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ADVISORY: Certain information regarding Harvest Energy Trust and its subsidiaries including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas development, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.